NATURALSHRIMP HOLDINGS, INC.

2086 N. Valley Mills Road

Waco, Texas 76710

To: Securities and Exchange Commission

VIA EDGAR

March 11, 2010

Re: NaturalShrimp Holdings, Inc.

Form 10-12G

Filed September 14, 2010

File No. 021-110456

Ladies and Gentlemen:

We have filed on EDGAR Amendment No. 2 to our Form 10-12G. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

General

  Please provide a properly marked redline with your next amendment.

Response: A properly marked redline is provided.

Description of Business, page 4

  We reissue comment one from our letter dated October 8, 2010. Despite the statement in the first sentence of the fourth paragraph on page four, it is still unclear from your business and other disclosure that you are a development stage company with nominal revenues. For example, the second paragraph on page 10 suggests that you have significant revenues from several sources.

Response: We have revised our Form 10 and have clarified the disclosures. We have deleted references to Shrimp Station because it is no longer an operational entity. The Company intends to re-evaluate this concept at a later date

  In this regard, we note that you will begin production in November 2010. Please revise to update as of the most recent practicable date.

Response: We have revised our Form 10 and have disclosed the most recent practicable date.

  We reissue comment three from our letter dated October 8, 2010. Disclose (1) the nature of your purchasers other than Prime Organic Nature Foods; (2) the approximate amount of weekly revenue generated from these relationships; and (3) whether or not you have contracts with the other parties.

Response: We have revised our Form 10 and have clarified the disclosures to state:

We began commercial production in November 2010 through our marketing and distribution agreement with Natures Prime Organic Foods in Chaska, Minnesota Natures Prime is our only distributor at this time. Other major food companies have expressed an interest in distribution of our shrimp but the Company does not plan to enter into additional supply agreements until it builds additional US shrimp production facilities. Approximate income since November through December 2010 is $15,000.

Development, page 5

  You have stated, on page 6, that "the production process will start in January, 2011. Please revise to clarify the distinction between this production and what you describe on page 4 under "Business Development” regarding sales of limited amounts of shrimp over the last two years.

Response: We have revised our Form 10 and have added language to describe that the production processed referred to on Page 6 is for the Medina del Campo, Spain facility only.

6.      We note your response to comment 7. Please revise to address the extent to which your development team includes persons not employed by you. We note, for example, the statement that Mr. Untermeyer is currently employed by another company.

Response: We have revised our Form 10 filing and have added the following information:

In 2001, the Company began research and development of a high density, natural aquaculture system that is not dependent on ocean water to provide quality, fresh shrimp every week, fifty-two weeks a year. After three and half years, we developed a successful system but determined that it would not be economically feasible due to high operating costs. Over the next three and a half years, using the knowledge we gained from the first system, we developed a shrimp growth system that eliminated the high costs associated with the previous system and began growing shrimp. We have continued to refine this system, eliminating bacterial and other problems that affect enclosed systems and now have a successful shrimp growing process. Although we patented several features on the first system, we decided that it would be better to protect this system through the trade secret process, due to fact that the patent system is expensive and difficult to protect in other countries. Our research team is led by Doug Ernst, PhD, our Vice-President. Our outside consultants are Bill Botto, President of MicroTES Systems, a microbiology company located in San Antonio, Texas, and Tom Untermeyer, a systems engineer currently employed by Southwest Research Institute in San Antonio, Texas.

  We note your response to prior comments 8 and 9 and reissue them. You still refer to your facility in the present tense as well as the future tense. For example, you use the phrase “consists of” but also "will encompass." Revise to clarify the extent to which the facility is completed as depicted, and disclose the extent, to which you have harvested and sold shrimp using the facility.

Response: We have revised our Form 10 filing and have added the following information:

NaturalShrimp has produced thousands of pounds of shrimp over the last six years and has developed a design that consistently produces quality shrimp grown to a large size at a specific rate of growth. We experimented with various types of natural live and synthesized feed supplies before selecting the most appropriate nutritious and reliable combination for optimal growth. We also developed monitoring and control automation equipment to minimize labor costs. We have been harvesting and selling shrimp on a limited basis since 2006 and began shipments to our primary distributor in November 2010.

Existing Facilities

After the implementation of the first production facility in La Coste, Texas, the Company has made significant improvements that minimize the transfer of shrimp, which will reduce shrimp stress and labor costs. Our current production system consists of a reception tank for new PL shrimp where the shrimp are acclimated; then moved to a nursery tank where they stay for six weeks to gain protected growth; then moved to a larger grow out tank for the rest of the twenty-four week cycle.

Future Facilities

Our new Madrid production facility, which is the design planned for our next U.S. production facility, consists of only three stages (PL Nursery, Grow-out and Harvest) as opposed to five stages in the current facility (above diagram).  The new system design is currently being built in Medina del Campo is a three-tank system, with the nursery tanks in the middle of the system. PL shrimp are acclimated in the nursery tanks for six-weeks and then moved to one of the grow out tanks on either side of the nursery where they stay for the rest of the twenty-four week cycle. When the PL shrimp are moved from the nursery tank to a grow out tank, more PL shrimp are brought into the nursery tank to start the process again. These shrimp will be moved to the grow out tank on the opposite side of the nursery once they are ready for final grow out. The new design of the nursery tank in the middle with grow out tanks on both sides is more efficient because the shrimp have to be moved less often and are in the main grow out tank longer without interruption. See diagram below for future facilities.

  We note your response to comment 10 of our letter dated October 12, 2010 and the statement that you plan to begin shipping in November 2010. Please revise to update this disclosure. It is unclear if the development of another facility in the Midwest is required to begin selling shrimp under this agreement. Please revise accordingly. Also, disclose the extent to which you have received revenues from this agreement, providing, approximate, quantitative disclosure.

Response: We have revised our Form 10 and added the following information:

On January 7, 2010, we signed a Production Purchase Agreement with Natures Prime Organic Foods (“Natures Prime) in Minnesota to purchase all the shrimp production at our La Coste facility and other facilities that we construct in the future at $6.00 per pound FOB. This is an exclusive agreement for a ten state Mid-West area. Pursuant to the Natures Prime agreement, the Company will deliver to Natures Prime shrimp production for each two-week period. Unless otherwise agreed in writing, each pound of shrimp shall consist of approximately 18-25 heads-on shrimp per pound delivered to Natures Prime. It is anticipated that the initial shrimp production from the Company’s facilities shall not be less than 500 pounds of shrimp per two-week period (the “Minimum Quantity”). The price charged for each pound of shrimp will be $6.00 per pound. Natures Prime agrees to send a fifty percent deposit on each order maturing for delivery thirty days before scheduled shipment and pay the balance by electronic bank transfer seven days before shipment. If during the initial growing period, the Company has more shrimp available than the Minimum Quantity for the delivery period, the Company shall notify Natures Prime of the amount of shrimp in excess of the Minimum Quantity ten (10) days prior to the projected shipment date and Natures Prime shall purchase the excess quantity, less amounts received by the Company in advance, by electronic bank transfer. The Natures Prime agreement commenced on the January 7, 2010 and will continue for a period of twelve (12) months. The Natures Prime agreement shall automatically renew for an additional twelve (12) months on the anniversary of the agreement unless terminated by either the Company or Natures Prime on sixty (60) days prior written notice. As of this filing, we have only set up the parameters for our long-term business relationship with Natures Prime. We harvested shrimp in November 2010 that were shipped to Natures Prime www.npofoods.com in December2010.Natures Prime is currently marketing our shrimp from $21to $16.50 per pound, depending on size.. The Natures Prime Organic Foods Agreement is attached as Exhibit 10.3.

Target Market and Sales Price, page 7

  Please ensure that you update disclosure throughout the document in your amended filing, as appropriate. For example in the second paragraph of this section, you have stated that you plan to start shipping shrimp to Natures Prime by the end of 2010.

Response: We have revised our Form 10 and have updated disclosures throughout.

Our Business Model, page 8

  Please clarify throughout the filing whether statements such as the following describe current or future activities: “The growth period of our shrimp from post larva to market size is twenty-four weeks.”

Response: We have revised our Form 10 and have clarified throughout the filing regarding current or future activities.

Research and Development Expenses and Outcomes Since Inception., page 13

  We note your response to comment 21 in our letter elated October 12, 2010, and your disclosure that you have invested more than $17 million. Please clarify how you determined this amount as it appears from your cash flow statement that your cash flows from investing activities did not exceed approximately $4 million.

Response: We have revised our Form 10 and have added the following statement:

Company invested nine years and more than $17 Million equity investment (includes cash and non-cash items).

Item 2. Financial Information, page19

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 19

  We note that you will begin commercial distribution by the end of .2010, Please update this disclosure to state whether you began commercial distribution in the end or 2010 or when you expect to begin commercial distribution.

Response: We have revised of Form 10 and have updated the section to reflect that full-scale production started in November 2010.

  Please clarify why you expected to begin commercial distribution in the end of 2010 when you had no inventory as of September 30, 2010 and, as disclosed on page 9, there is a 24-week growing period. Thus, it appears to us based on those parameters that shrimp would not be ready for distribution until the middle of March 2011 at the earliest.

Response: We have revised our Form 10 filing and have added the following information:

We began production in November 2010. The Company began restocking PLshrimp on a limited basis in June 2010 and due to minimal costs, we elected to not book any inventory value.

  Please respond to comment 25 in our letter dated October 12, 2010 in more detail. In this regard, explain to us what costs comprise cost of goods sold for all periods presented and the reasons for classifying those costs in cost of goods sold rather than research and development or another operating expense.

Response:

The Company originally charged these cost to Cost of Goods because at the time of these expenditures we had shrimp in our tanks that were growing. By the time of the September 30, 2010 internal statements, all of our shrimp had died of bacterial issues. Therefore, there was no inventory of shrimp to add these costs to. These cost were consequently written off as current expense.

  We note from your response to comment 25 of our letter dated October 12, 2010, that you will capitalize all material amounts related to the performance of at year-end physical inventory. Please explain to us in greater detail the nature of costs that could be capitalized as a result of the physical inventory and how you have accounted for such costs before the inventory.

Response:

We have historically had an immaterial amount or no inventory at the end of the year. We are in the process of implementing a cost accounting system going forward.

Internal and External Sources of Liquidity, page 20

  We note the disclosure added in response to comment 26 of our letter dated October 12, 2010. Please expand the disclosure to discuss the material terms of the lines of credit and the material terms of the notes payable to related parties that amount to $2,512.226 at September 30, 2010.

Response:

We have revised our Form 10 filing to expand such disclosures to include the material terms.

Executive Compensation, page 24

Summary Compensation Table, page 24

  On page 24 you state that "2010 amounts are annualized and assumed based on the salary in the employment agreements.” Please provide full December 31, 2010 compensation disclosure.

Response: We have revised our Form 10 filing and have added the following information into the table:

Bill G. Williams 2010 salary was accrued $96,000

Gerald Easterling 2010 salary was $96,000 and 2010 accrued $6,000

Dr. Doug Ernst 2010 salary was $46,875and accrued 2010 $21,875

Item 7. Certain Relationships and Related Transactions, and Director Independence page 25

Secured Promissory Notes, .page 25

  We note your response to comment 28 in our letter dated October 12, 2010. Please discuss the forbearance agreement with BCS in Management’s Discussion and Analysis beginning on page 19. The discussion should describe, at a minimum: (a) the covenants and obligations that you must perform under the agreement, (b) the steps you are taking to perform under the agreement, (c) whether you are reasonably likely to be in breach of the agreement, (d) the impact of such a breach on your financial condition, and (e) how you expect to satisfy the obligation upon lapse or the agreement on January 25, 2011.

Response: We have revised our Form 10 filing and have added the proper disclosures about the forbearance agreement.

Recent Sales of Unregistered Securities, page 27

  Under this heading, we reissue prior comments 39 and 40 from our letter dated October 8, 2010. The basis for compliance with the exemptions is unclear. Please note that the comment numbers in your letter are 37 and 38.

Response: We have revised our Form 10 and have clarified the compliance with exemptions.

General Common Stock Offering, page 29

  It appears from your response to comment 48 in our letter dated October 12, 2010, that 98,666 shares previously owned by Mike Hall were issued to Mike Hall on December 11, 2009. Please clarify for us how shares previously owned by Mike Hall were issued to Mike Hall and the reason for the issuance. To the extent the issuance represented an issuance of shares by the company, tell us how you accounted for the issuance.

Response: See below:

Here is the history of stock which has been issued to Mike Hall and certificate #599 issued to him 12/11/09:

-        Cert. #25 issued 9/6/05 to Hall:  112,000 shares at $.025/share as commission on $28,000 of investments from others. Hall’s license number is CRD234229Cert. #518 issued 11/16/08 to Hall: 3,333 shares @ $.60/share for his $2,000 purchase of stock.

-        Cert. #592 issued 9/22/09 to Hall:  25,000 shares @ $.20/share for his $5,000 purchase of stock.

-        A new certificate #598 for 41,667 shares was issued to Cynthia Heald on 12/11/09 as a transfer of some of the shares from Mike Hall's Cert. #25.

-        Also on 12/11/09 certificate #599 was issued to Hall for 98,666 shares  as a transfer of his remaining shares from the above three certificates #25, #518 and #592, which were voided with the issuance of #599.

  We note your response to comment 48 in our letter dated October 12, 2010. Please confirm the common shares issued to Cynthia Heald and Mike Hall were not sold by the Company, and if true remove the issuances from the table. Additionally, it appears that you should assign a value of $0.20 per share to common shares issued to Danny Brooks. Please revise or advise. See Item 701 of Regulation S-K. Note that your references should be to Regulation S-K, not Regulation S-B, which no longer exists.

Response: We have revised our Form 10 filing and have removed Cynthia Heald and Mike Hall from the table. We have assigned the value of $.20 per share to common shares issued to Danny Brooks.

Intangibles, page 35

22.   We note your response to comment 50 in our letter dated October 12, 2010. Please revise your financial statements and related disclosures to report this revision as the correction of an error in previously issued financial statements. Also revise your Form 10-Q for the quarter ended September 30, 2010 and file an Item 4.02 Form 8-K to report the nonreliance on previously issued financial information. Alternatively, explain to us why the correction of the error is not material or how the error did not impact the reliability or previously issued financial statements. Sec FASB ASC 250-10-45-22 through 45-24 and FASB ASC 250-10-50-7 through 50-10.

Response: In 2008, the client deemed the prototypes had value and were retained as an asset.  In 2009, management determined the prototypes had lost their value because of a change in the tank design, and decided to write off all costs completely. In regards to the 10-Q, as noted above, there was no error in 2008. Because of a change in circumstances and change in the tank design, which occurred in 2009, Management deemed the prototypes to have lost their value and decided to write them off in 2009. We believe that the correction of an error is not material nor does it impact the reliability of previously issued financial statements as the amount of the prototypes is less than 5% of total assets and less than 1% of total retained deficit at December 31, 2008.

Management Fees, page 42

  We note from your response to comment 51 of our letter dated October 12, 2010 that you recognizing management fee revenue for services provided to your joint venture partner and you do not believe the provisions of ASC 323-10-35 apply to services. Please disclose where you present the management lee revenue of $40,000 in 2009 and $120,000 in 2008 in your statements of operations and the amount of cash collected with respected lo management fee revenue recognized for each period presented. We believe that the provisions of ASC 323-10-35 apply equally to sales of services and products. Tell us the amount of profits recognized for each period presented and whether those profits are material. If you believe the profits are not material, please explain to us the basis for that belief.

Response

We have revised our Form 10 filing to include in the “Management Fees” disclosure where management fee revenue is presented and the amount of cash collected with respect to management fee revenue recognized for each period presented.

For the year ended December 31, 2008, NSI’s net income was less than 4% of the consolidated net loss. For the year ended December 31, 2009, NSI’s net income was less than 1% of the consolidated net loss. Based on these percentages, we believe NSI’s profits to be immaterial for those years presented.

Financial Statements and Exhibits, page 47

Statements of Cash Flows, page 47

  We note that you issued stock for services for $496,601. Please clarify how the issuance of stock for services generated cash proceeds that increased cash provided by financing activities. To the extent you issued shares in exchange for something other than cash, please disclose the non-cash investing and financing activities.

Response:

We have revised our Form 10 filing to reclassify stock that was issued for services from “financing activities” to an “adjustment to reconcile net income to net cash provided by operating activities”. As these non-cash transactions are operating activities, no further disclosure is required.

  We note that received cash from the issuance of long term debt for $269,540 and the related party line of credit for $391,067 during the nine months ended September 30, 2010, Please disclose in your footnotes the material terms surrounding your debt issuances in your footnotes. In addition, disclose the number of shares issued and the related price per share that resulted in the proceeds from sale of stock for each period presented. In this regard, we note on page 23 that you issued 100,000 shares to the Ordonez Group on July 23, 2010 for $1.00 per share, which does not appear to be disclosed in your interim financial statements.

Response:

 We have revised our Form 10 filing to expand such disclosures to include the material terms. In addition, we have revised our Form 10 filing to disclose the number of shares issued and the related price per share that resulted in the proceeds from sale of stock for each period presented.

The shares issued to the Ordonez Group dates back to 2007. In 2007, cash was received and the transaction was properly recorded as a debit to cash and a credit to common stock. The “issuance” of the shares on July 23, 2010 was just the actually delivery of the stock certificate. The certificate was not issued until this time due to a dispute between the members of the Ordonez Group as to who was to receive the shares, which was resolved on July 23, 2010. We issued the certificate in the name of the Ordonez Group.

Notes to Condensed Financial Statements, page 48

26.   We note from your response to comment 53 in our letter dated October 12, 2010 that you valued the shares issued to Mike Casson at $0.25 per share. Please compare the value assigned of $0.25 per share to the price per share received in your recent sales of stock and explain why you believe the value agreed-upon in the consulting agreement is more objective than the value used in the sales stock.

Response: The value placed on the shares issued to Mike Casson was part of a Company agreement with the Casson Media Group for public relations efforts and was a negotiated price agreed upon by the Company and Casson.

Note C – Lines of Credit, page 50

  We note on page 45 that you present current portion of lines of credit of $922,953. However, your footnote on lines or credit appears to disclose the terms of $30,000 line or credit from Community National Bank and a $500,000 line of credit from Extraco Bank. Please disclose the terms of the other lines of credit that comprise the difference.

Response:

We have revised our Form 10 filing to include the required disclosures related to the lines of credit that totals the amount noted on the balance sheet.

Form 10-Q for the quarter ended September 30, 2010

Controls and Procedures page 22

28.   We note that you have concluded that your internal controls over financial reporting are effective as of September 30, 2010. Form 10-Q only requires disclosure of changes in internal control over financial reporting pursuant to Item 308(c) or Regulation S-K. Please confirm to us that you performed an assessment of internal controls over financial reporting. If so, provide the disclosures set forth in Item 308(a) of Regulation S-K. If you have not performed an assessment of internal controls over financial reporting, please amend your Form 10-Q to remove your assessment.

Response: We have revised our Form 10-Q and removed the assessment.

29.   We note that you have concluded that your disclosure controls and procedures are effective at September 30, 2010, Please tell us how you considered the correction of the error related to the capitalization of costs to develop prototypes in determining that your disclosure controls and procedures are effective. In addition, it appears that you provide two separate sets of disclosures related to disclosure controls and procedures. Please tell us why you disclose two separate conclusions.

Response: Removed.

Exhibits

  We note your response to prior comment number 41. With a view to disclosure, advise us of the information in the “corrupted electronic file.”

Response:

Exhibit A: of Dr. Douglas H. Ernst is an Employee Benefit:

1.         The Company will provide the Douglas H. Ernst and his spouse with health insurance, on terms generally made to the officers of the Company.

Exhibit B:

1.      Allows Dr. Ernst to maintain exclusive ownership and rights to the AquaFarm software developed by Ernst and provides NaturalShrimp a non-fee and non-exclusive right to use in the company’s business as it sees fit.

  We have reviewed your response number 32 to our comment number 34. Please advise us why you haven't filed the stock incentive plan as an exhibit.

Response: We have revised our Form 10 and have filed the stock incentive plan as exhibit 10.16.

We, the company, acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

NaturalShrimp Holdings, Inc.

By: /s/ Bill Williams

Bill Williams

Chairman and Chief Executive Officer